U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

Tantech Holdings Ltd (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2020 annual shareholder meeting. At the 2020 annual shareholder meeting of the Company held on September 12, 2020, a quorum was present and three proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on August 12, 2020. The final results for the votes regarding each proposal are set forth below.

1.  Shareholders elected the following five directors to the Company’s board of directors to hold office for a one-year term expiring at the annual meeting of shareholders in 2021 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Zhengyu Wang	12,842,327	1,347	-
Yefang Zhang	12,842,333	1,341	-
Wencai Pan	12,672,737	170,936	-
Hongdao Qian	12,672,747	170,927	-
Shudong Wang	12,672,752	170,921	-

2.  Shareholders ratified the appointment of Prager Metis CPAs, LLC as independent registered public accounting firm for the fiscal year ending December 31, 2020. The votes regarding this proposal were as follows:

For	Against	Abstained
18,126,806	192	4,691

3.  Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
12,664,991	172,820	5,863

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

Dated: September 14, 2020